EDAC TECHNOLOGIES CORPORATION
1806 New Britain Avenue
Farmington, Connecticut 06032
(860) 677-2603

August 9, 2012

Securities and Exchange Commission
450 Fifth Street Northwest
Washington, DC  20549

RE:           EDAC Technologies Corporation
Registration Statement on Form S-3
Commission File No. 333-182416

Dear Sir or Madam:

The registrant, EDAC Technologies Corporation (“EDAC”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern Time, on August 13, 2012, or as soon thereafter as is practicable.

EDAC hereby acknowledges that:

•
should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve EDAC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	EDAC may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EDAC TECHNOLOGIES CORPORATION

By: /s/Glenn L. Purple
       Glenn L. Purple
       Chief Financial Officer